UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EUDA Health Holdings Limited

(Name of Company)

Ordinary Shares, no par value

(Title of Class of Securities)

G3142E105

(CUSIP)

Wei Wen Kelvin Chen

Chief Executive Officer

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

Tel: +65-6268 6821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: G3142E105

1	NAME OF REPORTING PERSON

Watermark Developments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

		9,660,000 Ordinary Shares (1) (2)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		9,660,000 Ordinary Shares (1) (2)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,660,000 Ordinary Shares (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.84% of Ordinary Shares (3)
14	TYPE OF REPORTING PERSON

CO

(1)	Each Ordinary Share is entitled to one vote per share.
(2)	9,660,000 Ordinary Shares are issued to the Reporting Person at closing of the Business Combination (as defined below).
(3)	The calculations in the table below are based on 20,191,770 Ordinary Shares outstanding as of November 25, 2022.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Ordinary Shares, no par value of EUDA Health Holdings Limited, a British Virgin Islands exempted company whose principal executive office is located at 1 Pemimpin Drive #12-07, One Pemimpin Singapore 576151.

Item 2.	Identity and Background.

This Schedule 13D is filed by Watermark Developments Limited, a British Virgin Islands business company, whose executive officers, directors, and controlling persons are:

Wei Wen Kelvin Chen, Director

Residence/business address: c/o EUDA Health Holdings Limited, 1 Pemimpin Drive #12-07,

One Pemimpin Singapore 576151.

Occupation/employment: Executive Officer

Name, principal business and address of the employer: EUDA Health Holdings Limited, 1 Pemimpin Drive

#12-07, One Pemimpin Singapore 576151.

Wilke Service Limited, Director

Place of organization: Seychelles

Principal business: Investments

Address of the principal office: Suite 9, Ansuya Estate, Revolution Avenue Victoria, Mahe, Seychelles

The Reporting Person and its executive officers, directors, and controlling persons, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person and its executive officers, directors, and controlling persons, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

1,500,000 shares of Common Stock of EUDA Health Limited

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Ordinary Shares as a result of a business combination among the Reporting Person, the Issuer, and a subsidiary of the Reporting Person, EUDA Health Limited, a British Virgin Islands business company, as disclosed in the Issuer’s proxy statement on Schedule 14A filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 on the SEC on October 13, 2022, as amended (the “Business Combination”).

Except as provided herein, the Reporting Person does not have any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of his ongoing evaluation of his investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the common stock that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

(a)	The aggregate number and percentage of shares of the Issuer’s ordinary shares to which this Schedule 13D relates is 9,660,000 ordinary shares held by the Reporting Person. The Reporting Person holds 47.84% of the Issuer’s outstanding ordinary shares.

(b)	The Reporting Person holds sole power to dispose of the 9,660,000 ordinary shares.

(c)	Other than the transaction described herein there has been no other transactions concerning the ordinary shares of the Issuer effected during the past sixty (60) days.

(d)	No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 9,660,000 ordinary shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

Watermark Developments Limited

By:	/s/ Wei Wen Kelvin Chen
Wei Wen Kelvin Chen
Director